Exhibit 16.1

February 2, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Novartis AG (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Novartis AG dated February 2, 2022.  We agree with the statements concerning our Firm contained therein.
Very truly yours,

/s/ PricewaterhouseCoopers AG
PricewaterhouseCoopers AG
Basel, Switzerland

Item 16F.  Change in Registrant’s Certifying Accountant

On behalf of the Board, the ACC selects and nominates an independent external auditor for election at the AGM by our shareholders, who must elect the external auditor on an annual basis via shareholder resolutions that require the approval of an absolute majority of the votes present at the AGM. In April 2020, the ACC decided to invite several audit firms, including PwC, to participate in a tender process that would lead to the selection of an external auditor to be proposed for election at the 2022 AGM. The audit tender was conducted through a fair, transparent and balanced process according to defined selection criteria under a strong governance structure, ensuring that all audit firms had equal access to management and information. Based on the results of this tendering process, the Board decided to propose to the shareholders at the 2022 AGM the election of KPMG AG (“KPMG”) as the external auditor commencing for the 2022 fiscal year. As disclosed in our Form 20-F for the fiscal year ended December 31, 2020, we notified PwC that they would not be proposed for re-election as external auditor at the AGM on March 4, 2022. If KPMG is elected as our new external auditor at the 2022 AGM, KPMG would then serve as our external auditor for the 2022 fiscal year.

In respect of fiscal years 2020 and 2021 and the subsequent interim period through February 1, 2022:

•  PwC has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.
•  There has not been any disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
We have provided PwC with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether PwC agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated February 2, 2022, in which PwC stated that the firm agrees with such disclosure, is filed as Exhibit 16.1.

During fiscal years 2020 and 2021 and the subsequent interim period through February 1, 2022, we did not consult with KPMG regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither was a written report or oral advice provided to us by KPMG that KPMG concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or reportable event as described in Item 16F(a)(1) of Form 20-F.